SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

EQT Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Philip P. Conti

625 Liberty Avenue

 Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person EQT Midstream Investments, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 2,964,718 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 2,964,718 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,964,718 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 17.1%

14	Type of Reporting Person OO - limited liability company

* EQT Midstream Investments, LLC is the record owner of the 2,964,718 common units and 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No. 26885B 100

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 2,964,718 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 2,964,718 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,964,718 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 17.1%

14	Type of Reporting Person HC; OO - limited liability company

*EQT Investments Holdings, LLC may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No. 26885B 100

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person EQT Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 2,964,718 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 2,964,718 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,964,718 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 17.1%

14	Type of Reporting Person HC; CO

* EQT Corporation may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

Item 1.                    Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222.

Item 2.                    Identity and Background

(a)                                  This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit E by (i) EQT Midstream Investments, LLC, a Delaware limited liability company (“Midstream Investments”), (ii) EQT Investments Holdings, LLC, a Delaware limited liability company (“Investments Holdings”), and (iii) EQT Corporation, a Pennsylvania corporation (“EQT” and together with Midstream Investments and Investments Holdings, the “Reporting Persons”).

Midstream Investments is a limited partner of the Issuer with a 57.4% limited partner interest.  Investments Holdings is the sole member of Midstream Investments.  EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of EQT and Midstream Investments is 625 Liberty Avenue, Pittsburgh, Pennsylvania, 15222.  The business address of Investments Holdings is 101 Convention Center Drive, Suite 850, Las Vegas, NV 89109.

(c)                                  The principal business of Midstream Investments is to hold a limited partner interest in the Issuer.  The principal business of Investments Holdings is to hold a membership interest in EQT Midstream Services, LLC, the general partner of the Issuer (the “General Partner”), and Midstream Investments, among other subsidiaries of EQT.  EQT conducts its business through three business segments: EQT Production, EQT Midstream and Distribution. EQT Production is one of the largest natural gas producers in the Appalachian Basin with 5.4 Tcfe of proved reserves across 3.5 million acres, as of December 31, 2011. EQT Midstream provides gathering, transmission and storage services for EQT’s produced gas and to independent third parties in the Appalachian Basin. Distribution distributes and sells natural gas to residential, commercial and industrial customers in southwestern Pennsylvania, West Virginia and eastern Kentucky, operates a small gathering system in Pennsylvania and provides off-system sales activities which include the purchase and delivery of gas to customers.

Midstream Investments is a member-managed limited liability company that is controlled by its sole member, Investments Holdings.  Investments Holdings is a manager-managed limited liability company with a board of managers and officers.

The name and present principal occupation of each manager and officer of Investments Holdings (the “IH Covered Individuals”) is set forth in the table below.

Investments Holdings is a wholly owned subsidiary of EQT.  EQT has a board of directors and officers.

The name and present principal occupation of each director and executive officer of EQT (the “EQT Covered Individuals”) is set forth in the table below.

The IH Covered Individuals and the EQT Covered Individuals are collectively referred to as the “Covered Individuals” who, together with the Reporting Persons are the “Covered Persons.”

All Covered Persons are United States citizens. Each of the EQT Covered Individuals’ business address is c/o EQT Corporation, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222.  Each of the IH Covered Individuals’ business address is c/o EQT Investments Holdings, 101 Convention Center Drive, Suite 850, Las Vegas, NV 89109.

Name	Position
David L. Porges	Chairman, President and Chief Executive Officer of EQT
Vicky A. Bailey	Director, EQT
Philip G. Behrman	Director, EQT
Kenneth M. Burke	Director, EQT
A. Bray Cary, Jr.	Director, EQT
Margaret K. Dorman	Director, EQT
George L. Miles, Jr.	Director, EQT
James E. Rohr	Director, EQT
David S. Shapira	Director, EQT
Stephen A. Thorington	Director, EQT
Lee T. Todd, Jr.	Director, EQT
Theresa Z. Bone	Vice President and Corporate Controller of EQT
Philip P. Conti	Senior Vice President and Chief Financial Officer of EQT
Randall L. Crawford	Senior Vice President and President, Midstream, Commercial and Distribution of EQT
Martin A. Fritz	Vice President and President, Midstream Operations of EQT
Lewis B. Gardner	General Counsel and Vice President, External Affairs of

EQT
M. Elise Hyland	Vice President and President, Commercial Operations of EQT
Charlene Petrelli	Vice President and Chief Human Resources Officer of EQT
Steven T. Schlotterbeck	Senior Vice President and President, Exploration and Production of EQT
Phillip Elliott	Member of Board of Managers and President of Investments Holdings
Joshua Miller	Member of Board of Managers and Vice President of Investments Holdings
Jeffrey Mitchell	Member of Board of Managers and Executive Vice President of Investments Holdings

(d) – (e) During the past five years, none of the Reporting Persons has and to the Reporting Persons’ knowledge, none of the Covered Individuals has  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Not applicable.

Item 3.                    Source and Amount of Funds or Other Consideration

The Issuer was formed on January 18, 2012 as a Delaware limited partnership to own, operate, acquire and develop midstream assets in the Appalachian Basin.  Upon the formation of the Issuer, Midstream Investments, as the organizational limited partner, and the General Partner, contributed $980 and $20, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on July 2, 2012 (the “Offering”) the following transactions, among others, occurred: the Issuer issued to Midstream Investments 17,339,718 subordinated units and 2,964,718 common units representing an aggregate 57.4% ownership interest in the Issuer as of such time pursuant to a Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among the Issuer, the General Partner, EQT, Midstream Investments, Investments Holdings, Equitrans Investments, LLC, a Delaware limited liability company, Equitrans, L.P., a Pennsylvania limited partnership,  Equitrans Services, LLC, a Delaware limited liability company, and ET Blue Grass, LLC, a Delaware limited liability company.

Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into Common units on a one-for-one basis.

On July 2, 2012, certain Covered Individuals acquired with personal funds, beneficial ownership of common units through the Issuer’s directed unit program at the initial public offering price of $21.00 per unit, as set forth in Item 5(a).

Item 4.                    Purpose of Transaction

The Reporting Persons acquired the common units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)                                  The subordinated units owned of record by Midstream Investments are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.  The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan adopted by the General Partner.  The General Partner may acquire common units for issuance pursuant to the 2012 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)                                 None.

(c)                                  None.

(d)                                 EQT, as indirect owner of the General Partner, intends to increase the size of the board of directors to seven members and appoint one additional independent director to fill such vacancy within one year from the effective date of the Issuer’s Registration Statement on Form S-1 (File No. 331-179487).  The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by EQT.  Some of EQT’s executive officers and directors will also serve as executive officers or directors of the General Partner.  Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders.  EQT will have the ability to elect all the members of the board of directors of the General Partner through its control of Investments Holdings, which it controls because it is the sole member of Investments Holdings.

(e)                                  The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f)                                    None.

(g)                                 None.

(h)                                 None.

(i)                                     None.

(j)                                     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                                           Interest in Securities of the Issuer

(a)                                  (1) Midstream Investments is the record and beneficial owner of 2,964,718 common units, which, based on there being 17,339,718 common units outstanding as of July 2, 2012, represents 17.1% of the outstanding common units of the Issuer.  Midstream Investments is also the record owner of 17,339,718 subordinated units, which represent all of the outstanding subordinated units as of July 2, 2012.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(2) Investments Holdings does not directly own any common units of the Issuer; however, as the sole member of Midstream Investments, it may be deemed to beneficially own the 2,964,718 common units held of record by Midstream Investments, which represents approximately 17.1% of the outstanding common units of the Issuer.  Investments Holdings may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the subordinated units as of July 2, 2012. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(3)  EQT does not directly own any common units of the Issuer; however, as the indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 2,964,718 common units held of record by Midstream Investments, which represents approximately 17.1% of the outstanding common units of the Issuer.  EQT may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the outstanding subordinated units as of July 2, 2012.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(4)  In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of common units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Vicky A. Bailey	1,000	*
Theresa Z. Bone	10,000	*
Kenneth M. Burke	15,000	*
A. Bray Cary, Jr.	12,000	*
Philip P. Conti	10,000	*
Randall L. Crawford	25,000	*
Margaret K. Dorman	20,000	*
Phillip Elliott	3,000	*
Martin A. Fritz	15,000	*
Lewis B. Gardner	9,500	*
M. Elise Hyland	9,000	*
George L. Miles, Jr.	2,500	*
Jeffrey Mitchell	300	*
Charlene Petrelli	15,000	*
David L. Porges	20,000	*
David S. Shapira	13,000	*
Stephen A. Thorington	20,000	*
Lee T. Todd, Jr.	1,500	*

*                                         Less than 1% of the class beneficially owned.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the common units reported for him or her in the table in Item 5(a).

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Midstream Investments, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates.  The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.  The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through September 30, 2012, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner.  The Issuer refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3500 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units.

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter during the subordination period in the following manner:

•                  first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•                  second, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•                  third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner, until the Issuer distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.4025 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount.  These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter after the subordination period in the following manner:

•                  first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Issuer has earned and paid at least (i) $1.40 on each outstanding common unit, subordinated unit and the corresponding distributions on the General Partner’s 2% interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2015, or (ii) $2.10 on each outstanding common unit, subordinated unit and the corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any four-quarter period ending on or after June 30, 2013, in each case provided that there are no arrearages on our common units at that time. In addition, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights.  Unitholders will have no rights to elect the General Partner or its directors.  The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than general partner units. Because EQT indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available.  These registration rights continue for two years following the withdrawal or removal of EQT Midstream Services, LLC as general partner.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), Investments Holdings has the right to elect the members of the board of directors of the General Partner.

Lockup Agreements

Each of the Reporting Persons and the Covered Individuals that purchased common units in the directed unit program described in Item 3 agreed with the underwriters in the initial public offering that for a period of 180 days from June 26, 2012 they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Barclays Capital Inc., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012, which is incorporated in its entirety in this Item 6.  References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT B

Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C

First Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT D

Underwriting Agreement, dated as of June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT E	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 12, 2012

EQT CORPORATION

	By:	/s/ Philip P. Conti
		Name:	Philip P. Conti
		Title:	Senior Vice President & Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 12, 2012

EQT INVESTMENTS HOLDINGS, LLC

	By:	/s/ Joshua C. Miller
		Name:	Joshua C. Miller
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 12, 2012

EQT MIDSTREAM INVESTMENTS, LLC

	By:	EQT Investments Holdings, LLC, its sole member

	By:	/s/ Joshua C. Miller
		Name:	Joshua C. Miller
		Title:	Vice President

EXHIBIT INDEX

EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT B

Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C

First Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT D

Underwriting Agreement, dated as of June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT E	Joint Filing Statement (filed herewith).